Exhibit 99.1

Stellantis to Announce First Quarter 2025
Shipments and Revenues on April 30

AMSTERDAM, April 17, 2025 – Stellantis N.V. announced today that its First Quarter 2025 Shipments and Revenues will be released on Wednesday, April 30, 2025.

A live audio webcast and conference call for the First Quarter 2025 Shipments and Revenues will begin at 1:00 p.m. CEST / 7:00 a.m. EDT on Wednesday, April 30, 2025.

The related press release and presentation material are expected to be posted under the Investors section of the Stellantis corporate website (www.stellantis.com) at approximately 8:00 a.m. CEST / 2:00 a.m. EDT on April 30, 2025.

Details for accessing this presentation are available under the Investors section of the corporate website. For those unable to participate in the live session, a recorded replay will be accessible following the event.

# # #

About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com